================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                -----------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended April 30, 2002 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _________ to __________

                        Commission File Number 333-55380

A.    Full title of the plan and address of the plan:

                         BEARINGPOINT, INC. 401(K) PLAN
                         (formerly KPMG Consulting, Inc.)
                         c/o Human Resources
                         BearingPoint, Inc.
                         1676 International Drive
                         McLean, Virginia  22102

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                         BearingPoint, Inc.
                         1676 International Drive
                         McLean, Virginia  22102

                              REQUIRED INFORMATION

                                                                            Page
REPORT OF INDEPENDENT ACCOUNTANTS                                             4

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits                           5

    Statements of Changes in Net Assets Available for Benefits                6

    Notes to Financial Statements                                             7

SUPPLEMENTAL SCHEDULES

    Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
     - April 30, 2002                                                        14

EXHIBIT

    EXHIBIT 23.1 - Consent of Independent Certified Public Accountants       15

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              BEARINGPOINT, INC. 401(K) PLAN

Date:  February 27, 2003                      By:  /s/  Mary Sullivan
                                                   -----------------------------
                                                   Mary Sullivan
                                                   Chair, 401(k) Plan Committee

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BearingPoint, Inc. 401(k) Committee

We have audited the accompanying statements of net assets available for benefits of the BearingPoint, Inc. 401(k) Plan (the "Plan") as of April 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the management of the Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan's financial statements as of April 30, 2002 and 2001 and for the years then ended were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year April 30, 2002 is presented for the purpose of additional analysis, and is not a required part of the basic financial statements required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


GRANT THORNTON LLP

Boston, MA
December 16, 2002

                         BEARINGPOINT, INC. 401(K) PLAN
                        (formerly KPMG Consulting, Inc.)
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                 April 30,
                                                                                ----------------------------------------------
                                                                                      2002                          2001
                                                                                -----------------          -------------------

ASSETS

    Investments (Note C)                                                         $267,294,561                  $252,530,561

    Receivables
       Company contributions, net of forfeitures                                    1,159,136                    13,640,180
       Other                                                                           11,477                        47,008
                                                                                -----------------          -------------------

          Total receivables                                                         1,170,613                    13,687,188
                                                                                -----------------          -------------------

          Net assets available for benefits                                      $268,465,174                  $266,217,749
                                                                                =================          ===================

The accompanying notes are an integral part of these financial statements.

                         BEARINGPOINT, INC. 401(K) PLAN
                        (formerly KPMG Consulting, Inc.)
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                        Year ended April 30,
                                                                          ----------------------------------------------------
                                                                                   2002                         2001
                                                                          -----------------------       ----------------------

Additions to net assets attributed to:
    Investment income (loss)
       Net depreciation in fair value of investments (Note C)               $  (31,127,684)                    $ (42,900,700)
       Interest and dividends                                                    7,934,995                        15,398,763
                                                                          -----------------------       ---------------------

             Total investment loss                                             (23,192,689)                      (27,501,937)

    Contributions
       Participant contributions and rollovers                                  50,834,006                        58,459,965
       Company contributions, net of forfeitures                                 2,045,625                        13,682,248
                                                                          -----------------------       ----------------------
             Total contributions                                                52,879,631                        72,142,213

    Transfer to collective trust (Note H)                                                -                           455,444

    Transfers from KPMG LLP 401(k) Plan (Note J)                                         -                         9,746,591

    Other                                                                          140,347                           148,220
                                                                          -----------------------       ----------------------

             Total additions                                                    29,827,289                        54,990,531

Deductions from net assets attributed to:
    Benefit payments to participants                                            27,402,897                        27,905,726
    Administrative expenses (Note A-9)                                             176,967                            87,226
                                                                          -----------------------       ----------------------

             Net increase                                                        2,247,425                        26,997,579

Net assets available for benefits
    Beginning of period                                                        266,217,749                       239,220,170
                                                                          -----------------------       ----------------------

    End of period                                                           $  268,465,174                     $ 266,217,749
                                                                          =======================       ======================

The accompanying notes are an integral part of these financial statements.

                         BEARINGPOINT, INC. 401(K) PLAN
                        (formerly KPMG Consulting, Inc.)

                         NOTES TO FINANCIAL STATEMENTS
                            APRIL 30, 2002 and 2001


NOTE A - Description of the Plan

 1.   General

    The following brief description of the BearingPoint, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

    As of January 31, 2000, KPMG LLP separated its Consulting Business from its remaining businesses, and transferred the Consulting Business into a newly formed corporate entity, KPMG Consulting, Inc., which subsequently changed its name to BearingPoint, Inc. on October 2, 2002. In connection with the separation from KPMG LLP, BearingPoint, Inc. (the "Company") established a new 401(k) plan for its employees. Balances in the KPMG LLP 401(k) Plan belonging to former employees of KPMG LLP, who became employees of the Company effective February 1, 2000, were transferred to the BearingPoint, Inc. 401(k) Plan (formerly the KPMG Consulting, Inc. 401(k) Plan), which became the opening balance in the Plan.

    The Plan is a defined contribution plan. All full-time employees and part-time employees of the Company regularly scheduled to work 1,000 hours in the plan year are eligible to participate. The Plan has two features: the 401(k) portion, which allows participants to make pre-tax contributions, and the thrift portion, which allows participants to make after-tax contributions. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

 2.   Contributions

    Participants may contribute from 1 percent to 20 percent of their annual pre-tax compensation to the maximum permitted by the Internal Revenue Code, $11,000 for calendar year ended 2002 and $10,500 for calendar year ended 2001, as further limited by the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. The Plan currently offers participants a variety of investment options, including a money market fund, collective trusts, guaranteed interest and annuity contracts ("GICs") and mutual funds. Additionally, employees may elect to invest their retirement funds in the Company's common stock, but no provisions of the Plan require them to do so. Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. The Plan does not restrict the ability of employees to dispose of any of the Company's common stock that they hold in their retirement funds. Participants may transfer part or all of existing account balances among funds in the plan at any time.

    Employees who make salary reduction contributions during the plan year and who are employed on the last day of the Plan year may receive a Company matching contribution granted at the discretion of the Board of Directors of up to 50 percent of the first six percent of pre-tax base compensation contributed to the Plan. The matching contribution is calculated once a year on the last day of the Plan year. Matching contributions may be made in cash or common stock of the Company. When the Company match is paid in cash, participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. Matching contributions for the years ended April 30, 2002 and 2001 were $1,159,136, or 10%, and $13,640,180, or 50%, respectively. Matching contributions were paid in cash subsequent to the respective Plan year end and were net of forfeitures of approximately $1,635,526 and $883,000, respectively. Forfeitures represent the unvested account balances for participants who have terminated their employment with the Company.

                         BEARINGPOINT, INC. 401(k) Plan
                        (formerly KPMG Consulting, Inc.)

                   NOTES TO FINANCIAL STATEMENTS-(Continued)
                            April 30, 2002 and 2001

    The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees employed on the last day of the plan year, allocated according to their relative amount of compensation. Investment allocations of profit-sharing contributions are participant-directed. No profit-sharing contributions were made for Plan years ended April 30, 2002 and 2001.

 3.   Participant Accounts

    The Plan recordkeeper (Merrill Lynch & Co.) maintains an account in the name of each participant constituting the sum of the participant's pre-tax contributions, after-tax contributions, matching contributions, profit-sharing contributions, rollover contributions and share of the net earnings, losses and expenses, if any, of the various investment funds; less any loans and withdrawals.

    The interest of each participant in each of the funds is represented by units/shares credited to the participant's account. On each valuation date, the unit value of each fund is determined by dividing the current market value of the assets in that fund on that date by the number of units in the fund.

 4.   Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit-sharing contributions portions of the participant's account balance, plus actual earnings thereon, is based on years of service. Matching and profit-sharing contributions vest at a rate of 25% per year, starting in year two, with 100% vested after five years of service.

 5.   Participant Loans

    Active participants may borrow from their vested matching contributions account, pre-tax contributions account and rollover account (in such order), excluding the thrift account, a minimum of $500 to a maximum equal to the lesser of $50,000 or fifty percent of their aggregate vested account balances. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. A participant may have up to two loans outstanding at any time. The loans are secured by the account balance under the Plan and bear interest at 1% plus the prime interest rate at the date of the loan. As of April 30, 2002 and 2001, interest rates ranged from 4.75% to 11.50%. Principal and interest are generally repaid through regular semi-monthly after-tax payroll deductions, however participants may elect to repay the entire outstanding loan balance at any time, with no penalty.

    Upon a participant's termination of employment, any loan that is outstanding shall become immediately payable in full. Participant loans considered in default based on the terms of the plan document are deemed cancelled and are included as distributions in the statement of changes in net assets available for benefits. During the plan year ended April 30, 2002, $236,706 in defaulted participant loans were treated as deemed distributions. During the subsequent plan year (i.e. May 1, 2002 through April 30, 2003), defaulted loans from prior plan years in the amount of $1,365,874 will be treated as deemed distributions.

    The plan sponsor intends to utilize the Internal Revenue Service's Employee Plans Compliance Resolution System (EPCRS), described in Revenue Procedure 2002-47, to correct and appropriately document any plan operational errors with respect to the delinquent repayment of participant loans.

                         BEARINGPOINT, INC. 401(k) Plan
                        (formerly KPMG Consulting, Inc.)

                   NOTES TO FINANCIAL STATEMENTS-(Continued)
                            April 30, 2002 and 2001

 6.   Withdrawals

    A participant who has attained age 59 1/2 may withdraw all or any portion of his/her vested account balance upon approval by the Company's 401(k) Plan Committee.

    Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. Participants must submit evidence of hardship to the Company's 401(k) Plan Committee, who will determine whether the situation qualifies for a hardship withdrawal.

 7.   Distributions

    Upon termination of service, a participant who has vested benefits below $5,000 receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 may elect to receive a distribution of his/her account balance or leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant attains age 70 1/2. A participant may elect to receive his/her distribution as a lump-sum distribution, or in monthly installments over a period not to exceed his/her life expectancy, or the joint and last survivor life expectancy of him/her or his/her beneficiary.

    Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is cancelled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid to your surviving spouse or, if no surviving spouse exists, to the participant's estate.

 8.   Plan Termination

    Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

 9.   Administration

    The assets of the Plan are held by Merrill Lynch & Co., as Trustee, of the BearingPoint, Inc. 401(k) Plan Trust (the "Trust"). The assets in the Trust are invested in various mutual funds, guaranteed interest and annuity contracts, collective trusts, money market funds and Company common stock. The assets of the Plan are invested with the following investment managers as of April 30, 2002 and 2001: Fund Asset Management, L.P. and Merrill Lynch Asset Management, L.P. (subsidiaries of Merrill Lynch & Co.); Fidelity Management and Research Company; Templeton Global Advisors Limited; Massachusetts Financial Services Company; Lord Abbett; Mercury Hotchkis and Wiley; Federated Investors; and Munder NetNet.

    Prior to October 31, 2001, the Compensation and Benefits group of KPMG LLP performed the primary administrative functions of the Plan. As of November 1, 2001, these services were transitioned to the BearingPoint Compensation and Benefits group, which now provides administrative services for the Plan. Neither KPMG LLP nor BearingPoint have received compensation from the Plan for services provided. Substantially all administrative expenses, including the expenses related to the use of premises, facilities and equipment, etc. for the years ended April 30, 2002 and 2001, were paid by the Company.

                         BEARINGPOINT, INC. 401(k) Plan
                        (formerly KPMG Consulting, Inc.)

                   NOTES TO FINANCIAL STATEMENTS-(Continued)
                            April 30, 2002 and 2001

 10.  Risks and Uncertainties

    The Plan provides for various investment options which invest in any combination of equities, fixed income securities, guaranteed investment contracts and derivative contracts. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported.

NOTE B - Summary of Significant Accounting Policies

 1.   Basis of Accounting

    The financial statements of the Plan are prepared using the accrual method of accounting.

    Certain amounts reported in the prior year have been reclassified to conform to the fiscal 2002 presentation.

 2.   Investment Valuation

    The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities. Cash and cash equivalents are reported at cost which approximates fair value. Investments in registered investment companies are valued at the net asset values per share as quoted by such companies as of the valuation date. Investments in guaranteed investment contracts are valued at contract value in accordance with AICPA Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Contract value is equal to cost plus earnings, less participant withdrawals. Shares of the Company's common stock are valued at quoted market prices at the end of the period. Other investments, not having an established market value, are valued at estimated fair value, as determined by the Trustee.

    Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year end are reflected in the financial statements as a net payable or receivable. Dividend income is recorded as of the "ex-dividend date," and interest income is recorded on the accrual basis.

 3.   Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may differ significantly from those estimates.

 4.   Payment of Benefits

    Benefits payments to participants are recorded upon distribution.

                         BEARINGPOINT, INC. 401(k) Plan
                        (formerly KPMG Consulting, Inc.)

                   NOTES TO FINANCIAL STATEMENTS-(Continued)
                            April 30, 2002 and 2001

NOTE C - Investments

     The following investments represent 5% or more of the Plan's net assets as of April 30, 2002 and 2001:

                                                                       April 30,
                                                             ----------------------------
                                                                 2002            2001
                                                             -------------- -------------
     Fidelity Magellan Fund                                  $ 55,294,616    $ 61,690,345
     Merrill Lynch Retirement Preservation Trust               40,741,534               -
     Merrill Lynch Equity Index Trust                          37,360,197      44,373,508
     Merrill Lynch Basic Value Fund                            32,599,852      29,072,892
     Merrill Lynch Growth Fund                                 26,490,742             n/a
     MFS Emerging Growth Fund                                           -      17,263,542
     Blended Fixed Interest Fund                                        -      30,295,450

    The Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

                                                                 Year ended April 30,
                                                             ----------------------------
                                                                 2002              2001
                                                             -------------- -------------
     Mutual Funds                                            $(25,497,195)   $(36,057,321)
     Collective Trusts                                         (5,862,766)     (6,742,360)
     Common Stock                                                 232,277        (101,019)
                                                             -------------- -------------
     Net depreciation in fair value of investments           $(31,127,684)   $(42,900,700)
                                                             ============== =============

NOTE D - Investment Contract with Insurance Companies

     During the Plan years ended April 30, 2002 and 2001, one of the investment options offered by the Plan was the Blended Fixed Interest Fund. The Blended Fixed Interest Fund invested in a guaranteed interest contract with JP Morgan and in the Merrill Lynch Retirement Preservation Trust (MLRPT), which invests in guaranteed interest and annuity contracts and synthetic GICs. As of July 31, 2001, the Blended Fixed Interest Fund was closed, and all the assets held within the fund were transferred into the MLRPT. As of July 31, 2001, approximately $31,201,000 in total assets were transferred into the MLRPT.

     As of April 30, 2001, investments in the Blended Fixed Interest Fund totaled approximately $30,295,000. The interest rate applicable to these investments was 6.49%. The average yields applicable to guaranteed interest and annuity contracts for the period ended July 31, 2001 and for the year ended April 30, 2001, were approximately 6.14% and 6.58%, respectively.

     As of April 30, 2001, the Blended Fixed Interest Fund was valued at contract value as permitted by SOP 94-4. The contract value of the Blended Fixed Interest Fund approximated the aggregate fair value calculated by the Trustee. The aggregate fair value was calculated by the Trustee based on the discounted present value of the cash flows of the instruments held by the Blended Fixed Interest Fund, without regard to the benefit-responsive features or other particular contractual provisions of any such instruments and does not necessarily represent the actual value of the Blended Fixed Interest Fund.

     As of April 30, 2001, there were no reserves against contract value for credit risk of the contract issuers or otherwise.

                         BEARINGPOINT, INC. 401(k) Plan
                        (formerly KPMG Consulting, Inc.)

                   NOTES TO FINANCIAL STATEMENTS-(Continued)
                            April 30, 2002 and 2001

NOTE E - Related Party Transactions

     Certain Plan investments are shares of mutual funds and collective trusts managed by Merrill. As of April 30, 2002 and 2001, Merrill was the trustee of the Plan, and, therefore, these transactions are considered party-in-interest transactions. Additionally, Merrill acts as the recordkeeper for the Plan. Fees for the investment management and recordkeeping services are paid by the Company.

NOTE F - Income Tax Status

     The Trust established under the Plan is designed to qualify under Section 401(a) of the Internal Revenue Code. The Plan Administrator has submitted a request for determination to the Internal Revenue Service. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE G - Prohibited Transaction

     Under U.S. Department of Labor regulation section 2510.3-102, salary deferrals to a 401(k) plan and loan repayments that are withheld from employees' paychecks must be deposited into the plan as soon as reasonably possible, but in no event later than the fifteenth business day of the month following the month of the withholding from the paycheck. When this regulation is not satisfied, the plan sponsor has engaged in a prohibited transaction.

     During the plan year ended April 30, 2001, the Company inadvertently engaged in a prohibited transaction. The Company remitted two deposits to the Plan after the required fifteen days. Salary deferrals of $71,000 and participant loan repayments of $1,590 were due on June 21, 2000, but were not deposited into the Plan's account until July 14, 2000. These late remittances arose because the Company did not receive timely payroll information from the payroll department of a former subsidiary. The payroll of this subsidiary was combined with the Company's payroll on July 1, 2000.

     The Company took corrective actions relating to these prohibited transactions, which consisted of: (a) restoring lost interest on the deposit to the participants' (b) restoring earnings on the lost interest to the Plan based on applicable IRS regulations, and (c) filing IRS Form 5530 and paying the applicable excise tax. Excise taxes were calculated at 15% of the earnings plus the interest on the earnings on the late deposits. The total cost of the lost earnings thereon was $111.84.

NOTE H - Transfer to Collective Trusts

     On December 14, 2000, the assets that were held in three mutual funds, for which Merrill Lynch ("Merrill") is the investment manager, were transferred into collective trusts with the same investment guidelines. Merrill determined that the assets held in the mutual funds should have been invested in the respective collective trusts at the time Merrill became the trustee and recordkeeper for the KPMG LLP 401(k) Plan and the KPMG LLP Money Purchase Plan (March 1997), and advised KPMG LLP (predecessor plan sponsor) and the Company of this matter. The respective collective trusts have lower overall expense ratios. Each participant's account was corrected to reflect his or her balance had his or her investments been placed in the collective trusts, rather than the mutual funds, at the time he or she originally elected this investment choice. Neither KPMG LLP nor the Company was required to fund additional contributions to the Plan. The net effect of this transfer was to increase the total assets of the Plan by $455,444.

NOTE I - Plan Amendment

     In May 2000, the Plan was amended whereby participants may elect to invest in BearingPoint, Inc. common stock. Merrill is authorized to purchase shares on the open market as trustee of the Plan. Additionally, on February 7, 2001, the Company filed a Registration Statement on Form S-8, registering an aggregate of 15,000,000 shares of Company common stock to be issued to Plan participants, as needed.

                         BEARINGPOINT, INC. 401(k) Plan
                        (formerly KPMG Consulting, Inc.)

                   NOTES TO FINANCIAL STATEMENTS-(Continued)
                            April 30, 2002 and 2001

NOTE J - Transfers from the KPMG LLP 401(k) Plan

     Subsequent to February 1, 2000, and through the date of the Company's Initial Public Offering, additional employees transferred to the Company. Account balances of employees who transferred up through April 30, 2001 are reflected as transfers from the KPMG LLP 401(k) Plan.

NOTE K - Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at April 30, 2002, to the Form 5500:

     Net assets available for benefits per the financial statements             $268,465,174
     Amounts due to participants                                                     261,530
                                                                                ------------
     Net assets available for benefits per the Form 5500                        $268,203,644
                                                                                ============

     The following is a reconciliation of benefits to participants according to the financial statements for the year ended April 30, 2002, to the Form 5500:

     Benefits paid per the financial statements                                 $ 27,402,897
     Amounts allocated to withdrawing participants at April 30, 2002                 261,530
     Amounts allocated to withdrawing participants at April 30, 2001                       -
                                                                                ------------
     Benefits paid per the Form 5500                                            $ 27,664,427
                                                                                ============

                         BEARINGPOINT, INC. 401(K) PLAN
                        (formerly KPMG Consulting, Inc.)
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                 APRIL 30, 2002

                                                   (c) Description of investment, including               (e)
(a) (b) Identity of issue, borrower,                   maturity date, rate of interest,        (d)      Current
        lessor or similar party                        collateral, par or maturity value                 Value
        ---------------------------------------        --------------------------------------        -------------
    Lord Abbett Affiliated Fund                        Mutual Fund, 17,868.7377 units          **    $     239,262
 *  Merril Lynch Aggressive Bond Index                 Mutual Fund, 24.5514 units              **              258
 *  Merril Lynch Small Cap Index                       Mutual Fund, 1,862.3692 units           **           20,561
    Pimco Total Return Fund                            Mutual Fund, 605,773.2992 units         **        6,421,197
    Mercury International Value Fund                   Mutual Fund, 56,945.2584 units          **        1,190,156
    Oppenheimer Global Fund                            Mutual Fund, 10,040.0826 units          **          464,856
    Oppenheimer International Growth Fund              Mutual Fund, 49,779.3211 units          **          768,593
    Frankiln Balance Sheet                             Mutual Fund, 27,462.2665 units          **        1,183,624
    Franklin SML - MID Cap Growth Fund                 Mutual Fund, 8,639.5041 units           **          249,250
 *  Merrill Lynch Small Cap Value Fund                 Mutual Fund, 180,730.4502 units         **        4,333,916
 *  Merrill Lynch Retirement Preservation Trust        Collective Trust, 40,741,534 units      **       40,741,534
 *  Merrill Lynch Basic Value Fund                     Mutual Fund, 1,109,215.7875 units       **       32,599,852
    Fidelity Magellan Fund                             Mutual Fund, 575,805.6445 units         **       55,294,616
 *  Merrill Lynch Corporate Bond Fund -                                                        **
       High Income Portfolio                           Mutual Fund, 732,716.3790 units         **        3,517,039
 *  Merrill Lynch Equity Index Trust Fund              Collective Trust, 492,423.8473 units    **       37,360,197
 *  Merrill Lynch Balanced Capital Fund                Mutual Fund, 254,382.0989 units         **        6,863,229
    Templeton Foreign Fund                             Mutual Fund, 1,349,466.1771 units       **       13,265,253
 *  Merrill Lynch Growth Fund                          Mutual Fund, 1,583,427.4732 units       **       26,490,742
    MFS Emerging Growth Fund                           Mutual Fund, 0.0134 units               **                0
    Lord Abbett Global Fund, Inc. - Income Series      Mutual Fund, 26,561.4766 units          **          167,337
    MFS Global Equity Fund                             Mutual Fund, 44,129.3960 units          **          839,782
    Hotchkis & Wiley Small Cap Fund                    Mutual Fund, 184,726.7933 units         **        6,027,635
 *  Merrill Lynch Small Cap Index Collective Trust     Collective Trust, 149,078.9182 units    **        2,295,815
 *  Merrill Lynch Aggregate Bond Index                                                         **
       Collective Trust                                Collective Trust, 147,129.0687 units    **        2,117,187
 *  Merrill Lynch International Index                                                          **
       Collective Trust                                Collective Trust, 130,829.0932 units    **        1,361,931
    Federated American Leaders Fund, Inc.              Mutual Fund, 37,341.5314 units          **          840,931
    Massachusetts Investors Growth Stock Fund          Mutual Fund, 603,147.3626 units         **        7,086,982
    Massachusetts Investors Trust                      Mutual Fund, 105,100.3335 units         **        1,643,769
    MFS Research Fund                                  Mutual Fund, 102,823.7943 units         **        1,826,151
    MFS Bond Fund                                      Mutual Fund, 522.1919 units             **            6,775
    MFS Government Securities Fund                     Mutual Fund, 276,493.8876 units         **        2,668,166
 *  BearingPoint, Inc. Common Stock                    Common Stock, 113,255.2193 shares       **        1,981,966
    Loans to Participants, 4.75% to 11.5%                                                                7,083,203
    Cash and cash equivalents                                                                              342,796
                                                                                                     -------------
                                                                                                     $ 267,294,561
                                                                                                     =============

*   Party-in-interest
**  Cost information omitted for fully-participant directed investments

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